UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

National Energy Services Reunited Corp.

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

G6375R107

(CUSIP Number)

Mubbadrah Investments LLC

Building No. 1/21 Way No. 5001

Near Al Nadha Towers, Ghala,

Muscat, Oman

+968 24390901

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 2, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G6375R107	13D	Page 2 of 12

1	NAME OF REPORTING PERSONS. Mubbadrah Investment LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [X]*
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oman

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,821,848**
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,821,848**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,821,848**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.9%***
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	This Schedule 13D is filed by Mubbadrah Investment LLC (“Mubbadrah”), Wild Holding LLC (“Wild Holding”), Myrad Holding LLC (“Myrad Holding”), Yasser Al Barami (“Mr. Al Barami”) and Hilal Al Busaidi (“Mr. Al Busaidi” and, together with Mubbadrah, Wild Holding, Myrad Holding, and Mr. Al Barami, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a group for purposes of this Schedule 13D.
**	Consists of 14,821,848 ordinary shares, no par value (“Ordinary Shares”), of National Energy Services Reunited Corp. (the “Issuer”) held by Mubbadrah. Wild Holding and Myrad Holding each own 50% of Mubbadrah. Mr. Al Barami owns 90% of Wild Holding and Mr. Al Busaidi owns 90% of Myrad Holding. By virtue of these relationships, Wild Holding, Myrad Holding, Mr. Al Barami and Al Busaidi may be deemed to share voting and dispositive control over the Ordinary Shares held by Mubbadrah. Each of Wild Holding, Myrad Holding, Mr. Al Barami and Mr. Al Busaidi disclaim beneficial ownership of any Ordinary Shares held or beneficially owned by Mubbadrah, except to the extent of each of their pecuniary interests therein.
***	The percentage is calculated based upon 87,494,888 outstanding Ordinary Shares, as reported on the Issuer’s Form 6-K, as of March 31, 2020, as filed with the Securities and Exchange Commission on May 7, 2020.

CUSIP No. G6375R107	13D	Page 3 of 12

1	NAME OF REPORTING PERSONS. Wild Holding LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oman

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,821,848*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,821,848*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,821,848*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.9%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Consists of 14,821,848 Ordinary Shares held by Mubbadrah. Wild Holding owns 50% of Mubbadrah. By virtue of this relationship, Wild Holding may be deemed to share voting and dispositive control over the Ordinary Shares held by Mubbadrah. Wild Holding disclaims beneficial ownership of any Ordinary Shares held or beneficially owned by Mubbadrah, except to the extent of its pecuniary interests therein.
**	The percentage is calculated based upon 87,494,888 outstanding Ordinary Shares, as reported on the Issuer’s Form 6-K, as of March 31, 2020, as filed with the Securities and Exchange Commission on May 7, 2020.

CUSIP No. G6375R107	13D	Page 4 of 12

1	NAME OF REPORTING PERSONS. Myrad Holding LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oman

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,821,848*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,821,848*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,821,848*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.9%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Consists of 14,821,848 Ordinary Shares held by Mubbadrah. Myrad Holding owns 50% of Mubbadrah. By virtue of this relationship, Myrad Holding may be deemed to share voting and dispositive control over the Ordinary Shares held by Mubbadrah. Myrad Holding disclaims beneficial ownership of any Ordinary Shares held or beneficially owned by Mubbadrah, except to the extent of its pecuniary interests therein.
**	The percentage is calculated based upon 87,494,888 outstanding Ordinary Shares, as reported on the Issuer’s Form 6-K, as of March 31, 2020, as filed with the Securities and Exchange Commission on May 7, 2020.

CUSIP No. G6375R107	13D	Page 5 of 12

1	NAME OF REPORTING PERSONS. Yasser Al Barami
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oman

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,821,848*
	9	SOLE DISPOSITIVE POWER 2,512*
	10	SHARED DISPOSITIVE POWER 14,821,848*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,824,360*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.9%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Consists of (i) 14,821,848 Ordinary Shares held by Mubbadrah and (ii) 2,512 Ordinary Shares held by Mr. Al Barami. Mr. Al Barami owns 90% of Wild Holdings, which owns 50% of Mubbadrah. By virtue of this relationship, Mr. Al Barami may be deemed to share voting and dispositive control over the Ordinary Shares held by Mubbadrah. Mr. Al Barami disclaims beneficial ownership of any Ordinary Shares held or beneficially owned by Mubbadrah, except to the extent of his pecuniary interests therein.
**	The percentage is calculated based upon 87,494,888 outstanding Ordinary Shares, as reported on the Issuer’s Form 6-K, as of March 31, 2020, as filed with the Securities and Exchange Commission on May 7, 2020.

CUSIP No. G6375R107	13D	Page 6 of 12

1	NAME OF REPORTING PERSONS. Hilal Al Busaidi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oman

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,821,848*
	9	SOLE DISPOSITIVE POWER 61,671*
	10	SHARED DISPOSITIVE POWER 14,821,848*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,883,519*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.0%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Consists of (i) 14,821,848 Ordinary Shares held by Mubbadrah and (ii) 61,671 Ordinary Shares held by Mr. Al Busaidi. Mr. Al Busaidi owns 90% of Myrad Holdings, which owns 50% of Mubbadrah. By virtue of this relationship, Mr. Al Busaidi may be deemed to share voting and dispositive control over the Ordinary Shares held by Mubbadrah. Mr. Al Barami disclaims beneficial ownership of any Ordinary Shares held or beneficially owned by Mubbadrah, except to the extent of his pecuniary interests therein.
**	The percentage is calculated based upon 87,494,888 outstanding Ordinary Shares, as reported on the Issuer’s Form 6-K, as of March 31, 2020, as filed with the Securities and Exchange Commission on May 7, 2020.

CUSIP No. G6375R107	13D	Page 7 of 12

This Amendment No. 2 (the “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on September 27, 2018, by Mubbadrah Investments LLC, an Oman limited liability company (“Mubbadrah”), Wild Holding LLC, an Oman limited liability company (“Wild Holding”), Myrad Holding LLC, an Oman limited liability company (“Myrad Holding”), Yasser Al Barami (“Mr. Al Barami”), and Hilal Al Busaidi (“Mr. Al Busaidi” and, together with Mubbadrah, Wild Holding, Myrad Holding, and Mr. Al Barami, the “Reporting Persons”), as amended by the Amendment No. 1 thereto filed with the Commission on October 8, 2019 (such Schedule 13D as amended by Amendment No. 1 thereof, the “Schedule 13D”). Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13D. Except as expressly amended and supplemented by this Amendment, the Schedule 13D is not amended or supplemented in any respect, and the disclosures set forth in the Schedule 13D, other than as amended herein are incorporated by reference herein.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and modified to include the following (which shall be in addition to the information previously included in the Schedule 13D):

This Amendment reports:

(a) the sale by Mubbadrah in open market transactions from November 7, 2019 through March 9, 2020, of 1,470,576 ordinary shares of the Issuer as described on Schedule A,

(b) the sale by Mr. Al Busaidi in open market transactions from February 28, 2020 through June 5, 2020, of 677,909 ordinary shares of the Issuer as described on Schedule B,

(c) the purchase by Mr. Al Busaidi in an open market transactions between March 9, 2020 and June 30, 2020, of 118,368 ordinary shares as described on Schedule C, and

(d) the sale by Mr. Al Barami in open market transactions between November 8, 2019 and February 19, 2020, of 273,000 ordinary shares as described on Schedule D.

Item 5. Interest in Securities of the Issuer

(a)	The information set forth on rows 11 and 13 of the cover pages of this Schedule 13D/A is incorporated by reference. The percentage set forth in row 13 is based upon 87,494,888 outstanding Ordinary Shares, as reported on the Issuer’s Form 6-K, as of March 31, 2020, as filed with the Securities and Exchange Commission on May 7, 2020.

(b)	The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D/A is incorporated by reference.

(c)	This Amendment reports

(a) the sale by Mubbadrah in open market transactions from November 7, 2019 through March 9, 2020, of 1,470,576 ordinary shares of the Issuer as described on Schedule A,

(b) the sale by Mr. Al Busaidi in open market transactions from February 28, 2020 through June 5, 2020, of 677,909 ordinary shares of the Issuer as described on Schedule B,

(c) the purchase by Mr. Al Busaidi in open market transactions between March 9, 2020 and June 30, 2020, of 118,368 ordinary shares as described on Schedule C, and

(d) the sale by Mr. Al Barami in open market transactions between November 8, 2019 and February 19, 2020, of 273,000 ordinary shares as described on Schedule D.

(d)	No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares subject to this Schedule 13D/A.

(e)	Not applicable.

CUSIP No. G6375R107	13D	Page 8 of 12

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 24, 2020

MUBBADRAH INVESTMENT, LLC

By:	/s/ Hilal Al Busaidi
Name:	Hilal Al Busaidi

By:	/s/ Yasser Al Barami
Name:	Yasser Al Barami

WILD HOLDING LLC

By:	/s/ Yasser Al Barami
Name:	Yasser Al Barami

MYRAD HOLDING LLC

By:	/s/ Hilal Al Busaidi
Name:	Hilal Al Busaidi

By:	/s/ Yasser Al Barami
YASSER AL BARAMI

By:	/s/ Hilal Al Busaidi
HILAL AL BUSAIDI

CUSIP No. G6375R107	13D	Page 9 of 12

SCHEDULE A

Class of Security	Date of Sale	Shares Sold	Average Price Per Share Sold ($)
Ordinary Shares	11/7/2019	200,000	$7.35
Ordinary Shares	11/8/2019	300,000	$7.34
Ordinary Shares	2/25/2020	100,000	$7.90
Ordinary Shares	3/2/2020	761,163	$7.97
Ordinary Shares	3/4/2020	9,163	$8.00
Ordinary Shares	3/5/2020	90,837	$7.71
Ordinary Shares	3/6/2020	8,729	$7.60
Ordinary Shares	3/9/2020	684	$7.60
	TOTAL	1,470,576

CUSIP No. G6375R107	13D	Page 10 of 12

SCHEDULE B

Class of Security	Date of Sale	Shares Sold	Average Price Per Share Sold ($)
Ordinary Shares	2/28/2020	100,000	$7.90
Ordinary Shares	3/3/2020	20,000	$7.99
Ordinary Shares	3/4/2020	13,307	$8.03
Ordinary Shares	3/6/2020	63,526	$7.65
Ordinary Shares	3/9/2020	201,900	$6.72
Ordinary Shares	3/10/2020	40,000	$6.76
Ordinary Shares	3/11/2020	100	$6.61
Ordinary Shares	3/12/2020	30,000	$5.71
Ordinary Shares	3/13/2020	70,000	$5.47
Ordinary Shares	3/18/2020	70,300	$6.29
Ordinary Shares	3/19/2020	20,000	$5.56
Ordinary Shares	3/31/2020	18,676	$5.03
Ordinary Shares	4/1/2020	100	$4.95
Ordinary Shares	6/5/2020	30,000	$6.45
	TOTAL	677,909

CUSIP No. G6375R107	13D	Page 11 of 12

SCHEDULE C

Class of Security	Date of Sale	Shares Purchased	Average Price Per Share Sold ($)
Ordinary Shares	3/9/2020	20,000	$6.70
Ordinary Shares	3/25/2020	10,000	$4.98
Ordinary Shares	3/26/2020	6,200	$4.55
Ordinary Shares	3/27/2020	10,000	$4.30
Ordinary Shares	3/30/2020	16,600	$4.05
Ordinary Shares	5/8/2020	23,368	$5.08
Ordinary Shares	5/11/2020	2,000	$4.74
Ordinary Shares	5/18/2020	30,000	$4.60
Ordinary Shares	6/30/2020	200	$5.08
	Total	118,368

CUSIP No. G6375R107	13D	Page 12 of 12

SCHEDULE D

Class of Security	Date of Sale	Shares Sold	Average Price Per Share Sold ($)
Ordinary Shares	11/8/2019	100,000	$7.27
Ordinary Shares	11/18/2019	50,000	$7.62
Ordinary Shares	12/23/2019	100,000	$8.73
Ordinary Shares	2/19/2020	23,000	$7.88
	TOTAL	273,000